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SOLICITORS AND NOTARIES

麥堅時律師行

香港和記大廈十四樓

14TH FLOOR, HUTCHISON HOUSE
10 HARCOURT ROAD, HONG KONG
TEL: (852) 2846 1888 TLX: 76416
FAX: (852) 2845 0476
DX 180005 QUEENSWAY 1

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BOGOTÁ JUÁREZ SAN DIEGO
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GUADALAJARA RIO DE JANEIRO WASHINGTON, D.C.
HOUSTON

[redacted]

03037391

OUR REF. 32073984-130435
SDC/TZS00178.DOC

November 10, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

RECD S.E.C.
NOV 12 2003
1086

BY HAND

Division of Corporation Finance-International
Mail Stop 3-2

SUPPL

Ladies and Gentlemen,

Re: Huadian Power International Corporation Limited (formerly known as "Shandong International Power Development Company Limited") (the "Company") – Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12 (g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated November 3, 2003, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2842-0516.

On behalf of the Company, thank you for your attention to this matter.

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Very truly yours,

Allen Shyu

Encl.

Michael Abbott Andrew J.L. Aglionby Brian Barron Kathileena M. Carpio Daniel L.F. Chan Elsa S.C. Chan Rico W.K. Chan Barry W.M. Cheng
Milton Cheng Debbie F. Cheung Peggy P.Y. Cheung Cheung Yuk-Tong Stephen R. Eno* David Fleming George Forrai* Graeme R. Halford
William K.K. Ho William Kuo Stephen Kwong Harvey Lau Angela W.Y. Lee† Lawrence Lee Nancy Leigh Anita P.F. Leung Cheuk Yan Leung
Li Chiang Ling Jackie Lo Shara Lo Andrew W. Lockhart Doug Masson Siobhán McKeating Michael A. Olesnicky Anthony K.S. Poon* Christopher Smith
David Smith F. Jeannie Smith Andrew Tan Tan Loke Khoon Paul Tan Poh Lee Tan Cynthia Tang†
* Notary Public
† China-Appointed Attesting Officer

REGISTERED FOREIGN LAWYERS

Lance Chen (California) Scott D. Clemens (New York) John V. Grobowski (Washington, D.C.) Stanley Jia (New York) Andreas W. Lauffs (New York; Germany) Won Lee (New York)
Florence Li (New York) Loo Shih Yann (England and Wales; Singapore) Stephen M. Nelson (California) Julie Jimmerson Peng (California) Joseph T. Simone (California)
Richard L. Weisman (Massachusetts) Winston K.T. Zee (Washington, D.C.)

Annex 1

A List of Documents Made Public in connection with the Listing since last submission of November 3, 2003

1. Announcement dated November 3, 2003 in relation to Change of Company Name from "Shandong International Power Development Company Limited" to "Huadian Power International Corporation Limited".

華電國際電力股份有限公司
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED*

(formerly known as 山東國際電源開發股份有限公司
SHANDONG INTERNATIONAL POWER DEVELOPMENT COMPANY LIMITED*)

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

CHANGE OF COMPANY NAME

The name of the Company has been changed from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited*" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited*" with effect from 1st November, 2003. The new Company name signifies that the Company is striving into a new phase of its business pursuits and developments.

The new Chinese and English stock short names of the Company will be "華電國際電力股份" and "Huadian Power", respectively. Trading of the Company's shares on the Hong Kong Stock Exchange under the new stock short names will take effect on 6th November, 2003.

Reference is made to the announcements dated 16th April, 9th May and 24th June, 2003 and the circular dated 30th May, 2003, all issued by 華電國際電力股份有限公司 Huadian Power International Corporation Limited* (formerly and then known as 山東國際電源開發股份有限公司 Shandong International Power Development Company Limited*) (the "Company") regarding, among other things, the proposed change of the Company name. At the Company's 2002 annual general meeting held on 24th June, 2003, amendments to its articles of association in connection with the name change were approved by the shareholders of the Company.

The board of directors of the Company is pleased to hereby announce that on 1st November 2003, the Shandong Provincial Administration for Industry and Commerce issued a new business licence to the Company, and with effect from 1st November, 2003, the name of the Company has been changed from "山東國際電源開發股份有限公司 Shandong International Power Development Company Limited*" to "華電國際電力股份有限公司 Huadian Power International Corporation Limited*". The new Company name signifies that the Company is striving into a new phase of its business pursuits and developments.

There will also be a corresponding change in the stock short names of the Company. The new Chinese and English stock short names will be "華電國際電力股份" and "Huadian Power", respectively. Trading of the Company's shares on the Hong Kong Stock Exchange under the new stock short names will take effect on 6th November, 2003.

The Company will make further announcement to inform its shareholders and investors regarding arrangement for exchange of share certificates and related matters. Change of the Company name will however not affect the rights of its shareholders, and all existing share certificates in issue bearing the Company's former name will continue to be evidence of title to the shares held in the Company.

By order of the board of directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
He Gong
Chairman

Shandong, the People's Republic of China
3rd November, 2003

* *for identification only*